UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

WEBEX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

CISCO SYSTEMS, INC. (Parent of Offeror)

WONDER ACQUISITION CORP. (Offeror)

(Name of Filing Persons)

Common Stock, par value $0.001 per share	94767L 10 9
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Dennis D. Powell

Senior Vice President and Chief Financial Officer

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

(408) 526-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark Chandler, Esq. Senior Vice President, Legal Services, General Counsel and Secretary Cisco Systems, Inc. 170 West Tasman Drive San Jose, California 95134 (408) 526-4000	Daniel J. Winnike, Esq. Douglas N. Cogen, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,851,485,777.00	$87,540.62

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $57.00 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$87,540.62	Filing Party:	Cisco Systems, Inc. and Wonder Acquisition Corp.
Form or Registration No.:	SC TO-T	Date Filed:	March 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on March 27, 2007 (the “Initial Statement”), and relates to the offer by Wonder Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of WebEx Communications, Inc., a Delaware corporation (“WebEx”), at a purchase price of $57.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Letter of Transmittal,” and the Letter of Transmittal and the Offer to Purchase, together constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of March 15, 2007 (the “Merger Agreement”), among Cisco, the Purchaser and WebEx.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Identity and Background of Filing Person.

Annex I of the Offer to Purchase is amended to add the following text at the end:

“The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for the director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Purchaser. The current business address of each person is 170 West Tasman Dr., San Jose, California 95134 and the current phone number is (408) 526-4000.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Mark Chandler	Biographical information for Mr. Chandler, who is the Vice President and Secretary of the Purchaser, appears above.

Ned Hooper	Mr. Hooper is the President, Chief Executive Officer and sole Director of the Purchaser. He served as Director, Marketing of Cisco from January 2000 until April 2003, when he was promoted to Senior Director, Business Development. He was promoted to Vice President, Business Development of Cisco in September 2004. In January 2007, he was promoted to his current position as Vice President, Corporate Business Development of Cisco.

Dennis D. Powell	Biographical information for Mr. Powell, who is the Vice President and Chief Financial Officer of the Purchaser, appears above.”

Item 11.	Additional Information.

The subsection entitled “United States Antitrust Compliance” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended to add the following new sentence at the end of the second paragraph in that subsection, reflecting the termination of the waiting period described therein:

“On April 6, 2007, the waiting period under the HSR Act applicable to the Offer was terminated.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iii) Press Release issued by Cisco on April 9, 2007.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WONDER ACQUISITION CORP.

By:	/s/ MARK CHANDLER Name: Mark Chandler Title: Vice President and Secretary

CISCO SYSTEMS, INC.

By:	/s/ MARK CHANDLER Name: Mark Chandler Title: Senior Vice President, Legal Services, General Counsel and Secretary

Dated: April 9, 2007

2